Exhibit 99.2

BioNTech SE

Pro Forma Financial Information

Exhibit 99.2

BioNTech SE

Pro Forma Financial Information

1	Basis of Preparation	7

2	Accounting Policy Conformity Changes	7

3	Foreign Currency Adjustments	8

4	Financing Transaction	8

5	Pro Forma Adjustments	9

Unaudited Pro Forma Condensed Combined Financial Information

On May 6, 2020 BioNTech SE (“BioNTech”) acquired Neon Therapeutics, Inc., Cambridge, Massachusetts, United States (“Neon”; formerly Nasdaq: NTGN), a biotechnology company developing novel neoantigen-based T-cell therapies (“the Merger”). Through the acquisition, BioNTech will be able to leverage Neon’s expertise in the development of neoantigen therapies, with both vaccine and T cell capabilities. Under the merger agreement by and among BioNTech, Neon and BioNTech’s wholly owned subsidiary, Endor Lights, Inc., New York, United States, Endor Lights, Inc. merged with and into Neon. The new subsidiary operates under the name BioNTech US Inc., a wholly owned subsidiary of BioNTech SE, and serves as BioNTech’s headquarters in the United States. Based on the acquisition date share price, the aggregate value of the merger consideration was k€89,890 (k$97,144) financed by issuing 1,935,488 American Depositary Shares representing BioNTech’s ordinary shares as a stock transaction and including a de minimis cash consideration which was paid to settle Neon’s outstanding stock options.

The following unaudited pro forma condensed combined financial information are based on BioNTech’s historical consolidated financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB, or IFRS, and Neon’s historical consolidated financial statements as adjusted to give effect to BioNTech’s acquisition of Neon. Prior to the acquisition, Neon prepared its financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and used U.S. dollars as its reporting currency; consequently, adjustments have been made to convert Neon’s financial statements to IFRS and its reporting currency to Euros. Please see Notes 2 and 3 to the unaudited pro forma condensed combined financial information for a discussion of the adjustments made to convert Neon’s financial information from U.S. GAAP to IFRS.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020 give effect to this transaction as if it had occurred on January 1, 2019. Neon’s pre-acquisition interim operating results cover the stub period through May 5, 2020. From the date of acquisition on, Neon's financial information is prepared under IFRS and included in the unaudited interim condensed consolidated financial statements of BioNTech SE and its subsidiaries. Accordingly, the transaction is already reflected in the interim condensed consolidated statement of financial position as of September 30, 2020.

The unaudited pro forma condensed combined financial information is based on the fair values and values in accordance with IFRS 3 of the identifiable net assets of Neon as at the date of acquisition as they were presented within BioNTech’s unaudited interim condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020.

As indicated in Note 5 to the unaudited pro forma condensed combined financial information, BioNTech has adjusted the historical financial information of BioNTech and Neon to eliminate nonrecurring charges that are directly attributable to the transaction.

Additionally, as indicated in Note 2 to the unaudited pro forma condensed combined financial information, estimated effects related to the application of IFRS for the year ended 2019 and the stub period ended May 5, 2020 have been based on approximate assessments and as indicated in Note 3 to the unaudited pro forma condensed consolidated financial information, the reporting currency has been applied based on a simplified method. Actual results of a combined entity might differ materially from this unaudited pro forma condensed combined financial information.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information should be read together with:

•

BioNTech’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2019 included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2020;

•

BioNTech’s unaudited interim condensed consolidated financial statements and related notes as of and for the three months ended March 31, 2020 included in its Form 6-K filed with the SEC on May 12, 2020;

•

BioNTech’s unaudited interim condensed consolidated financial statements and related notes as of and for the three and six months ended June 30, 2020 included in its Form 6-K filed with the SEC on August 11, 2020;

•

BioNTech’s unaudited interim condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020 included in its Form 6-K filed with the SEC on November 10, 2020;

•	Neon’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2019 included in its Form 10-K filed with the SEC on March 2, 2020; and
•	Neon’s unaudited interim condensed consolidated financial statements and related notes as of and for the three months ended March 31, 2020 included in its Form 10-Q filed with the SEC on May 1, 2020.

The unaudited pro forma condensed combined financial information do not include the realization of any future cost savings or synergies that are expected to result from the Merger.

The unaudited pro forma condensed combined financial information is not intended to represent or be indicative of the consolidated results of operations and financial condition of the consolidated company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as being representative of the future consolidated results of operations or financial condition of the consolidated company.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2019 (in thousands, except for per share information)

	BioNTech SE Historical IFRS EUR	NEON THERAPEUTICS Inc. Historical USGAAP USD	NEON THERAPEUTICS Inc. Historical USGAAP EUR[1]	NEON THERAPEUTICS Inc. IFRS Adjustments EUR[1]	Pro Forma Adjustments EUR[1]	Notes	Pro Forma Combined EUR[1]

Revenue	108,589	-	-	-	-		108,589
Cost of sales	(17,361)	-	-	-	-		(17,361)
Research and development expenses	(226,466)	(59,718)	(53,768)	(226)	(1,132)	2 a), 2 b), 5 a)	(281,592)
Sales and marketing expenses	(2,718)	-	-	-	-		(2,718)
General and administrative expense	(45,547)	(21,420)	(19,286)	(715)	-	2 a), 2 b)	(65,548)
Other operating income	2,724	-	-	-	-		2,724
Other operating expenses	(739)	-	-	-	-		(739)

Operating loss	(181,518)	(81,138)	(73,054)	(941)	(1,132)		(256,645)

Finance income, net	2,078	1,401	1,261	(660)	-	2 a)	2,679
Other expenses	-	(39)	(35)	-	-		(35)

Loss before tax	(179,440)	(79,776)	(71,828)	(1,601)	(1,132)		(254,001)

Income taxes	268	-	-	-	-		268

Loss for the period	(179,172)	(79,776)	(71,828)	(1,601)	(1,132)		(253,733)

Loss for the period attributable to non-controlling interests	(116)	-	-	-	-		(116)

Net loss attributable to common stockholders	(179,056)	(79,776)	(71,828)	(1,601)	(1,132)		(253,617)

Basic and diluted loss per share	(0.85)						(1.19)

Weighted-average shares	211,499				1,935		213,434

1 Please see Note 3 to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the nine months ended September 30, 2020 (in thousands, except for per share information)

	BioNTech SE Historical IFRS EUR	NEON THERAPEUTICS Inc. Stub Period Historical U.S. GAAP USD	NEON THERAPEUTICS Inc. Stub Period Historical U.S. GAAP EUR[1]	NEON THERAPEUTICS Inc. IFRS Adjustments for Stub Period EUR[1]	Pro Forma Adjustments EUR[1]	Notes	Pro Forma Combined EUR[1]

Revenue	136,883	-	-	-	-		136,883
Cost of sales	(18,344)	-	-	-	-		(18,344)
Research and development expenses	(388,017)	(15,439)	(14,063)	533	3,443	2 a), 2 b), 5a), 5 b), 5 c)	(398,104)
Sales and marketing expenses	(7,808)	-	-	-	-		(7,808)
General and administrative expense	(57,952)	(18,983)	(17,290)	710	13,472	2 a), 2 b), 5 b), 5 c)	(61,060)
Other operating income	9,962	-	-	-	-		9,962
Other operating expenses	(1,325)	-	-	-	-		(1,325)

Operating loss	(326,601)	(34,422)	(31,353)	1,243	16,915		(339,796)

Finance income, net	(24,820)	69	63	(225)	-	2 a)	(24,982)
Other expenses	-	-	-	-	-		-

Loss before tax	(351,421)	(34,353)	(31,290)	1,018	16,915		(364,778)

Income taxes	(293)	-	-	-	-		(293)

Net loss attributable to common stockholders	(351,714)	(34,353)	(31,290)	1,018	16,915		(365,071)

Basic and diluted loss per share	(1.53)						(1.57)

Weighted-average shares	230,419				1,935		232,354

1 Please see Note 3 to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1	Basis of Preparation

The historical consolidated financial statements of BioNTech and Neon have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the business combination. The business combination was accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. As the acquirer for accounting purposes, within its unaudited interim condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020, BioNTech has identified fair values and values in accordance with IFRS 3 of the identifiable net assets of Neon as at the date of acquisition. In addition, BioNTech has performed an approximate conversion to conform the U.S. GAAP accounting policies of Neon to its own accounting policies under IFRS.

2	Accounting Policy Conformity Changes

The historical financial information of Neon was prepared in accordance with U.S. GAAP. The following approximate adjustments convert Neon’s financial information from U.S. GAAP to IFRS and align Neon’s accounting policies to those applied by BioNTech.

a)

Neon adopted ASC 842 as of January 1, 2019 for lease accounting. For the year ended December 31, 2019 and the nine months ended September 30, 2020, BioNTech applied IFRS 16 for lease accounting. The following adjustments reflect as if Neon had adopted IFRS 16 as of January 1, 2019 through May 5, 2020:

•

Decrease in research and development expenses of k€349 and decrease of general and administrative expenses of k€78 and increase of finance expense of k€660 for the year ended December 31, 2019, respectively, due to increased depreciation and reclassification of operating lease interest expense into finance expense.

•

Decrease in research and development expenses of k€119 and decrease of general and administrative expenses of k€26 and increase of finance expense of k€225 for the stub period from January 1, 2020 through May 5, 2020, respectively, due to increased depreciation and reclassification of operating lease interest expense into finance expense.

b)

The following adjustments reflect the change from straight-line method to the accelerated method of recognizing stock compensation expense per IFRS 2 and the reversal of mark-to-market expense for stock options granted to non-employees:

•	Increase in research and development expenses of k€575 and increase in general and administrative expenses of k€793 for the year ended December 31, 2019.
•	Decrease in research and development expenses of k€414 and decrease in general and administrative expenses of k€684 for the stub period from January 1, 2020 through May 5, 2020.

3	Foreign Currency Adjustments

The historical consolidated financial statements of Neon were presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Euro using the following historical exchange rates:

$ / €
Average exchange rate for the year ended December 31, 2019	1.11
Average exchange rate for the stub period from January 1, 2020 through May 5, 2020	1.10
Exchange rate as of closing	1.08

4	Financing Transaction

Financing Transaction

BioNTech completed the acquisition of Neon for 0.063 new ADSs representing new ordinary shares of BioNTech in exchange for each outstanding share of Neon common stock and settled Neon’s outstanding stock options in cash.

Purchase Price Allocation

Fair values and values in accordance with IFRS 3 of the identifiable net assets of BioNTech US Inc. as at the date of acquisition are presented within BioNTech’s unaudited interim condensed consolidated financial statements and related notes as of and for the three and nine months ended September 30, 2020.

These results have been used to prepare pro forma adjustments in the unaudited pro forma condensed combined statements of operations. During the measurement period, further considerations were made especially with respect to the recoverability of tax losses carried forward.

As at the date of acquisition, k€8,043 of deferred tax liabilities had been provisionally recorded arising from the assets acquired in the business combination. Provisionally, tax benefits acquired as part of the business combination were assessed as not satisfying the criteria for separate recognition. During the three months ended September 30, 2020, BioNTech finalized its assessment of deferred taxes related to the acquisition of Neon and determined that loss carryforwards which existed as of the acquisition date, should be recognized to the extent of acquired deferred tax liabilities (k€8,043) and therefore recorded a deferred tax asset of k€8,043 against goodwill. Since the conditions to offset were fulfilled, the deferred tax assets and liabilities were offset. Additionally, the deferred tax asset on tax losses incurred since acquisition through June 30, 2020 (k€2,317) which had been offset against the acquired deferred tax liability as of June 30, 2020, was reversed through income tax expense in the three months ended September 30, 2020 as this deferred tax asset was no longer deemed recoverable as the entire acquired deferred tax liability was offset with the acquired deferred tax asset with the finalization of the purchase price allocation. The net impact on income tax expense in the nine months ended September 30, 2020 is nil. This measurement period adjustment, increasing net assets and decreasing goodwill, did not have any impact on the pro forma adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2019 and the nine months ended September 30, 2020.

5	Pro Forma Adjustments

The pro forma adjustments are based on BioNTech’s approximate estimates and assumptions. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

a)

As part of the valuation analysis, BioNTech identified intangible assets in form of in-process research and development projects. The fair value of identifiable intangible assets is determined primarily using the income method approach. BioNTech used certain assumptions based on publicly available data for the industry. Amortization for the in-process research and development in the amounts of k€1,132 for the year ended December 31, 2019 and k€377 for the stub period from January 1, 2020 through May 5, 2020 has been reflected in the unaudited pro forma condensed combined statements of operations.

b)

Transaction costs and payments derived from retention, severance and bonus arrangements that have been executed in connection with the acquisition have been expensed but are non-recurring in nature and would not reflect expenses of the combined entity on an ongoing basis. Consequently, these directly attributable expenses consist of research and development expenses in an amount of k€1,493 as well as general and administrative expenses in an amount of k€9,628 which are eliminated in the unaudited pro forma condensed combined statement of operations.

c)

Stock compensation acceleration expenses in connection with the acquisition have been expensed but are non-recurring in nature and would not reflect expenses on an ongoing basis. Directly attributable research and development expenses of k€2,327 as well as general and administrative expenses of k€3,844 are eliminated in the unaudited pro forma condensed combined statement of operations.